ITEM I.  FINANCIAL STATEMENTS

Pro-Fac Cooperative, Inc. and Consolidated Subsidiaries - Agrilink Foods, Inc. and AgriFrozen Foods, Inc.
Consolidated Statements of Operations, Net Proceeds and Comprehensive Income
(Unaudited)

(Dollars in Thousands)
                                                                          Three Months Ended               Six Months Ended
                                                                  ------------------------------    ------------------------------
                                                                  December 23,      December 25,    December 23,      December 25,
                                                                      2000              1999            2000              1999
                                                                  ------------      ------------    ------------      ------------

Net sales                                                          $  374,659       $   373,962      $  677,148        $  670,210
Cost of sales                                                        (257,800)         (245,030)       (474,639)         (455,686)
                                                                   ----------       -----------      ----------        ----------
Gross profit                                                          116,859           128,932         202,509           214,524
Selling, administrative, and general expense                          (82,833)          (91,481)       (147,170)         (155,467)
Income from joint venture                                                 949             1,204           1,224             1,695
Gain on sale of assets                                                      0             2,293               0             2,293
                                                                   ----------       -----------      ----------        ----------
Operating income                                                       34,975            40,948          56,563            63,045
Interest expense                                                      (22,415)          (21,835)        (43,941)          (42,484)
                                                                   ----------       -----------      ----------        ----------
Income before taxes, dividends, and allocation of net proceeds         12,560            19,113          12,622            20,561
Tax provision                                                          (3,321)           (4,633)         (4,164)           (5,678)
                                                                   ----------       -----------      ----------        ----------
Net income                                                         $    9,239       $    14,480      $    8,458        $   14,883
                                                                   ==========       ===========      ==========        ==========

Allocation of net proceeds:
   Net income                                                      $    9,239       $    14,480      $    8,458        $   14,883
   Dividends on common and preferred stock                             (1,840)           (1,603)         (4,210)           (3,706)
                                                                   ----------       -----------      ----------        ----------
   Net proceeds                                                         7,399            12,877           4,248            11,177
   Allocation to earned surplus                                        (5,303)           (6,301)         (2,152)           (4,601)
                                                                   ----------       -----------      ----------        ----------
   Net proceeds available to members                               $    2,096       $     6,576      $    2,096        $    6,576
                                                                   ==========       ===========      ==========        ==========

Net proceeds available to members:
   Estimated cash payment                                          $      524       $     1,644      $      524        $    1,644
   Qualified retains                                                    1,572             4,932           1,572             4,932
                                                                   ----------       -----------      ----------        ----------
   Net proceeds available to members                               $    2,096       $     6,576      $    2,096        $    6,576
                                                                   ==========       ===========      ==========        ==========

Net income                                                         $    9,239       $    14,480      $    8,458        $   14,883
Other comprehensive income:
   Unrealized (loss)/gain on hedging activity                          (1,414)                0             890                 0
                                                                   ----------       -----------      ----------        ----------
Comprehensive income                                               $    7,825       $    14,480      $    9,348        $   14,883
                                                                   ==========       ===========      ==========        ==========

The  accompanying  notes are an integral  part of these  consolidated  financial statements.

Pro-Fac Cooperative, Inc. and Consolidated Subsidiaries - Agrilink Foods, Inc. and AgriFrozen Foods, Inc.
Consolidated Balance Sheets
(Dollars in Thousands)                                        ASSETS                    December 23,       June 24,    December 25,
                                                                                            2000             2000          1999
                                                                                        ------------       --------    ------------
                                                                                         (Unaudited)                    (Unaudited)
Current assets:
   Cash and cash equivalents                                                             $    5,763      $    4,994     $   10,489
   Accounts receivable, trade, net                                                          126,239         101,065        122,849
   Accounts receivable, other                                                                14,337          10,488         13,163
   Income taxes refundable                                                                    1,511           9,869              0
   Current deferred tax asset                                                                12,176          12,176         16,160
   Inventories                                                                              419,338         341,931        437,750
   Current investment in CoBank                                                                 976           2,927            801
   Prepaid manufacturing expense                                                              4,675          26,364          3,962
   Prepaid expenses and other current assets                                                 20,268          19,688         20,664
                                                                                         ----------      ----------     ----------
           Total current assets                                                             605,283         529,502        625,838
Investment in CoBank                                                                         16,203          16,203         19,693
Investment in joint venture                                                                   8,000           6,775          8,374
Property, plant, and equipment, net                                                         339,859         348,359        349,459
Assets held for sale, at net realizable value                                                   339             339            329
Goodwill and other intangible assets, net                                                   253,680         258,545        259,832
Other assets                                                                                 32,091          27,543         29,073
                                                                                         ----------      ----------     ----------
           Total assets                                                                  $1,255,455      $1,187,266     $1,292,598
                                                                                         ==========      ==========     ==========
            Liabilities and Shareholders' and Members' Capitalization
Current liabilities:
   Notes payable - Agrilink Foods                                                        $  103,700      $    5,700     $   73,600
   Current portion of debt - AgriFrozen Foods                                                82,769          44,100         50,100
   Current portion of obligations under capital leases                                          218             218            208
   Current portion of long-term debt                                                         16,596          16,583         16,580
   Accounts payable                                                                          50,035          89,612         98,591
   Income taxes payable                                                                           0               0            549
   Accrued interest                                                                           9,193          11,398          8,594
   Accrued employee compensation                                                              9,189          11,216         15,229
   Other accrued expenses                                                                    68,763          66,397         92,480
   Dividends payable                                                                             13              41             15
   Amounts due Class B members                                                                    0           2,060              0
   Amounts due Class A members                                                               33,689          21,696         25,171
                                                                                         ----------      ----------     ----------
           Total current liabilities                                                        374,165         269,021        381,117
Obligations under capital leases                                                                520             520            568
Long-term debt                                                                              637,304         679,205        687,025
Deferred income tax liabilities                                                              36,825          36,825         23,072
Other non-current liabilities                                                                33,928          33,852         30,733
Non-controlling interest in AgriFrozen Foods                                                  8,000           8,000          8,000
                                                                                         ----------      ----------     ----------
           Total liabilities                                                              1,090,742       1,027,423      1,130,515
                                                                                         ----------      ----------     ----------
Commitments and contingencies
Class B cumulative  redeemable  preferred stock  liquidation  preference $10 per share, authorized - 500,000 shares; issued and
     outstanding 23,664, 23,664, and 26,061 shares, respectively                                237             237            261
Class A common stock, par value $5, authorized 5,000,000 shares
                                                   December 23,   June 24,   December 23,
                                                       2000         2000        1999
                                                   ------------ -----------  ------------
   Shares issued                                   2,184,230    2,132,981     2,083,601
   Shares subscribed                                 189,786      233,977       303,196
                                                   ---------    ---------     ---------
           Total subscribed and issued             2,374,016    2,366,958     2,386,797
   Less subscriptions receivable in installments    (189,786)    (233,977)     (303,196)
                                                   ---------    ---------     ---------
           Total issued and outstanding            2,184,230    2,132,981     2,083,601      10,921          10,665         10,418
                                                   =========    =========     =========
Class B common stock, par value $5, authorized
   2,000,000 shares; issued and outstanding 723,229, 723,229 and 0, respectively                  0               0              0

Shareholders' and members' capitalization:
   Retained earnings allocated to members                                                    18,163          16,591         30,505
   Non-qualified allocation to members                                                          300             300          2,050
   Non-cumulative preferred stock, par value $25; authorized
     5,000,000 shares; issued and outstanding - 34,400,
       34,400, and 39,635, respectively                                                         860             860            991
   Class A cumulative preferred stock, liquidation preference
     $25 per share; authorized 10,000,000 shares; issued and
       outstanding 4,249,007 , 4,249,007 and 3,694,495 shares, respectively                 106,225         106,225         92,362
   Special membership interests                                                                   0               0              0
   Earned surplus                                                                            27,642          25,490         26,259
   Accumulated other comprehensive income:
     Unrealized gain on hedging activity                                                        890               0              0
     Minimum pension liability adjustment                                                      (525)           (525)          (763)
                                                                                         ----------      ----------     ----------
           Total shareholders' and members' capitalization                                  153,555         148,941        151,404
                                                                                         ----------      ----------     ----------
           Total liabilities and capitalization                                          $1,255,455      $1,187,266     $1,292,598
                                                                                         ==========      ==========     ==========
The accompanying notes are an integral part of these consolidated financial statements.

Pro-Fac Cooperative, Inc. and Consolidated Subsidiaries - Agrilink Foods, Inc. and AgriFrozen Foods, Inc.
Consolidated Statements of Cash Flows
(Dollars in Thousands)
(Unaudited)
                                                                                                       Six Months Ended
                                                                                              -------------------------------------
                                                                                              December 23,           December 25,
                                                                                                  2000                   1999
                                                                                              --------------         --------------

Cash flows from operating activities:
     Net income                                                                                $     8,458            $    14,883
     Estimated cash payment due to Class A members                                                    (524)                (1,644)
     Adjustments to reconcile net income to net cash used in operating activities:
       Gain on sale of assets                                                                            0                 (2,293)
       Depreciation                                                                                 16,275                 16,838
       Amortization of goodwill and other intangible assets                                          4,964                  4,332
       Interest in-kind on subordinated promissory note                                                814                    776
       Amortization of debt issue and amendment costs
          and discount on subordinated promissory notes                                              2,680                  2,357
       Equity in undistributed earnings of joint venture                                            (1,224)                (1,695)
       Change in assets and liabilities:
         Accounts receivable                                                                       (29,023)               (38,286)
         Inventories and prepaid manufacturing expenses                                            (55,718)              (130,575)
         Income taxes refundable                                                                     8,358                 11,844
         Accounts payable and other accrued expenses                                               (41,471)                21,781
         Amounts due to Class A members                                                             11,993                  5,126
         Amounts due to/from Class B members                                                        (3,895)                (1,453)
         Other assets and liabilities, net                                                            (285)                 8,956
                                                                                               -----------            -----------
Net cash used in operating activities                                                              (78,598)               (89,053)
                                                                                               -----------            -----------

Cash flows from investing activities:
     Purchase of property, plant and equipment                                                     (14,963)               (16,009)
     Proceeds from disposals                                                                         5,072                 53,497
     Proceeds from investment in CoBank                                                              1,951                  1,602
                                                                                               -----------            -----------
Net cash (used in)/provided by investing activities                                                 (7,940)                39,090
                                                                                               -----------            -----------

Cash flows from financing activities:
     Net proceeds from issuance of short-term debt                                                 101,900                 68,800
     Payments on long-term debt                                                                     (8,932)                (8,997)
     Cash paid in conjunction with debt amendment                                                   (1,707)                (2,624)
     Issuances of common stock, net                                                                    256                    439
     Cash dividends paid                                                                            (4,210)                (3,706)
                                                                                               -----------            -----------
Net cash provided by financing activities                                                           87,307                 53,912
                                                                                               -----------            -----------
Net change in cash and cash equivalents                                                                769                  3,949
Cash and cash equivalents at beginning of period                                                     4,994                  6,540
                                                                                               -----------            -----------
Cash and cash equivalents at end of period                                                     $     5,763            $    10,489
                                                                                               ===========            ===========


The  accompanying  notes are an integral  part of these  consolidated  financial statements.

                            PRO-FAC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.       SUMMARY OF ACCOUNTING POLICIES

The Cooperative: Pro-Fac Cooperative, Inc. ("Pro-Fac" or the "Cooperative") is an agricultural cooperative which processes and markets crops grown by its members through its wholly-owned subsidiary Agrilink Foods, Inc. ("Agrilink Foods") and through its subsidiary PF Acquisition II, Inc. in which it has a controlling interest. PF Acquisition II, Inc. conducts business under the name AgriFrozen Foods ("AgriFrozen"). Unless the context otherwise requires, the terms "Cooperative" and "Pro-Fac" refer to Pro-Fac Cooperative, Inc. and its subsidiaries.

Agrilink Foods has four primary product lines including: vegetables, fruits, snacks, and canned meals. AgriFrozen has vegetables as its one primary product line. The majority of each of the product lines' net sales are within the United States. In addition, all of the Cooperative's operating facilities, excluding one in Mexico, are within the United States.

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulations S-X. Accordingly, they do not include all of the information required by GAAP for complete financial statement presentation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations have been included. Operating results for the three months and six months ended December 23, 2000 are not necessarily the results to be expected for other interim periods or the full year. These financial statements should be read in conjunction with the financial statements and accompanying notes contained in the Pro-Fac Cooperative, Inc. Form 10-K for the fiscal year ended June 24, 2000.

New Accounting Pronouncement: In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned. The Cooperative plans to adopt SAB No. 101 effective in the fourth quarter of fiscal 2001 and is currently determining the impact of the adoption on its results of operations and financial position.

Consolidation: The consolidated financial statements include the Cooperative and its subsidiaries, Agrilink Foods and AgriFrozen. The financial statements are after elimination of intercompany transactions and balances. Investments in affiliates owned more than 20 percent but not in excess of 50 percent are recorded under the equity method of accounting.

Reclassification: Certain items for fiscal 2000 have been reclassified to conform with the current period presentation.

NOTE 2.       ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

On June 25, 2000, the Cooperative adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivative financial instruments as either assets or liabilities in the Consolidated Balance Sheet and measurement of those instruments at fair value. Changes in the fair values of those derivatives will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flow of the asset or liability hedged. Under the provisions of SFAS No. 133, the method that will be used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, must be established at the inception of the hedge.

The Cooperative, as a result of its operating and financing activities, is exposed to changes in foreign currency exchange rates, certain commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Cooperative may enter into derivative contracts.

The adoption of SFAS No. 133 did not materially affect the Cooperative's results of operations or financial position.

Foreign Currency: Agrilink Foods manages its foreign currency related risk primarily through the use of foreign currency forward contracts. The contracts held by Agrilink Foods are denominated in Mexican pesos.

Agrilink Foods has entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency-denominated intercompany sales. At December 23, 2000, Agrilink Foods has cash flow hedges for the Mexican peso with maturity dates ranging from December 2000 to April 2001. At December 23, 2000, the fair value of the open contracts was an after-tax gain of approximately $0.1 million recorded in accumulated other comprehensive income in shareholders' equity. Amounts deferred to accumulated other comprehensive income will be reclassified into cost of goods sold within the next 12 months. During the second quarter and first six months of fiscal 2001, approximately $0.1 million and $0.2 million, respectively, was reclassified from other comprehensive income to cost of goods sold. Hedge ineffectiveness was insignificant.

Subsequent to December 23, 2000, Agrilink Foods entered into additional cash flow hedges for 132 million Mexican pesos with maturity dates through June 2002.

Commodity Prices: Agrilink Foods is exposed to commodity price risk related to forecasted purchases of soybean oil, an ingredient in the manufacturing of salad dressings and mayonnaise. To mitigate this risk, Agrilink Foods designates soybean oil forward contracts as cash flow hedges of its forecasted soybean oil purchases. Agrilink Foods maintained soybean oil contracts that hedged approximately 70 percent of its planned soybean oil requirements during fiscal 2001. These contracts were either sold or expired during the second quarter of fiscal 2001 and an immaterial loss on these transactions was recorded in cost of goods sold.

Agrilink Foods is also exposed to commodity price risk to forecasted purchases of flour in its manufacturing process. To mitigate this risk, Agrilink Foods designates a swap agreement as a cash flow hedge of its forecasted flour purchases. At December 23, 2000, Agrilink Foods had an open swap hedging approximately 59 percent of its planned flour requirements during fiscal 2001. The termination date for the agreement is March 2001. The fair value of this agreement was immaterial at December 23, 2000. During the second quarter and first six months of fiscal 2001, an immaterial loss on this contract was recorded in cost of goods sold.

Agrilink Foods is also exposed to commodity price risk related to forecasted purchases of corrugated (unbleached kraftliner) in its manufacturing process. To mitigate this risk, Agrilink Foods designates a swap agreement as a cash flow hedge of its forecasted corrugated purchases. At December 23, 2000, Agrilink Foods had an open swap hedging approximately 80 percent of its planned corrugated requirements. The fair value of this agreement was immaterial at December 23, 2000. The termination date for the agreement is June 2001.

Interest Rates: Agrilink Foods is exposed to interest rate risk primarily through its borrowing activities. The majority of Agrilink Foods' long-term borrowings are variable rate instruments. Agrilink Foods entered into two interest rate swap contracts under which Agrilink Foods agrees to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return an amount equal to a specified variable rate of interest times the same notional principal amount. The notional amounts of the contract are not exchanged and no other cash payments are made. The two interest rate swap contracts were entered into with a major financial institution in order to minimize credit risk.

The first interest rate swap contract requires payment of a fixed rate of interest (4.96 percent) and the receiving of a variable rate of interest (three-month LIBOR of 6.80 percent as of December 23, 2000) on $150 million notional amount of indebtedness. Agrilink Foods had a second interest rate swap contract to pay a fixed rate of interest (5.32 percent) and receive a variable rate of interest (three-month LIBOR of 6.80 percent as of December 23, 2000) on $100 million notional amount of indebtedness. Approximately 60 percent of the underlying debt is being hedged with these interest rate swaps.

Agrilink Foods designates these interest rate swap contracts as cash flow hedges. At December 23, 2000, the fair value of the contracts was an after-tax gain of $0.8 million, recorded in accumulated other comprehensive income in shareholder's equity.

To the extent that any of these contracts are not considered effective in offsetting the change in the value of the interest payments being hedged, any changes in fair value relating to the ineffective portion of these contacts are immediately recognized in income. However, the net gain or loss on the ineffective portion of these interest rate swap contracts was not material during the second quarter and first six months of fiscal 2001. Amounts deferred to other comprehensive income will be reclassified into interest expense over the life of the swap contracts.

NOTE 3.       CLOSINGS AND DISPOSITIONS

AgriFrozen to Close Facilities: On January 22, 2001, AgriFrozen Foods announced it is closing its frozen vegetable business facilities in Woodburn, Oregon and Walla Walla and Grandview, Washington. This announcement followed the recent decision by AgriFrozen's board of directors not to plant or process crops for the 2001 growing season and indications by AgriFrozen's lender that it would not continue to fund AgriFrozen's operations. The combination of current industry trends, which have shown a steady decline in private label and industrial frozen vegetable sales and pricing, and the highly competitive nature of the business, were the basis for this action. The repacking operations at the Woodburn facility are expected to continue through April 2001 and warehousing operations at the Woodburn and Walla Walla facilities are expected to continue through June 2001. In addition, certain administrative functions are expected to continue through a transition period.

At the request of AgriFrozen's lender, Agrilink Foods has submitted a proposal to purchase the inventory of AgriFrozen. AgriFrozen and its lender have reached an agreement in principle on this transaction, which is dependent upon a number of conditions, including the final approval of Pro-Fac's, Agrilink Foods' and AgriFrozen's respective lenders, and the approval and execution of definitive agreements. If these conditions and other conditions to closing are satisfied, it is expected that the acquisition of the AgriFrozen inventory will close in February 2001.

The obligations of AgriFrozen are not guaranteed by Pro-Fac or Agrilink Foods and are expressly nonrecourse. We anticipate that Pro-Fac will abandon its ownership interest in AgriFrozen as a result of these recent closings. The recent decisions regarding AgriFrozen are not expected to have a material adverse effect on Pro-Fac or Agrilink Foods.

See further discussion at "Agreements with AgriFrozen" at NOTE 4 to the "Notes to Consolidated Financial Statements" and at "Other Matters" within the "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Sale of Pickle Business: On June 23, 2000, Agrilink Foods sold its pickle business based in Tacoma Washington to Dean Pickle and Specialty Products Company. This business included pickle, pepper, and relish products sold primarily under the Nalley and Farman's brand names. Agrilink Foods will continue to contract pack Nalley and Farman's pickle products for a period of two years beginning June 23, 2000, at the existing Tacoma processing plant which Agrilink Foods will operate.

In a related transaction, on July 21, 2000, Agrilink Foods sold the machinery and equipment utilized in the production of pickles and other related products to Dean Pickle and Specialty Products Company. No significant gain or loss was recognized on this transaction. Agrilink Foods received proceeds of $5.0 million which were applied to bank loans ($3.2 million of which was applied to the Agrilink Foods' term loan facility and $1.8 million of which was applied to the Agrilink Foods' revolving credit facility).

Sale of Midwest Private Label Canned Vegetable Business: On November 8, 1999, Agrilink Foods completed the sale of its Midwest private label canned vegetable business to Seneca Foods. Included in this transaction was the Arlington, Minnesota facility. Agrilink Foods received proceeds of approximately $42.4 million which were applied to borrowings outstanding under Agrilink Foods' revolving credit facility. In addition, Seneca Foods issued to Agrilink Foods a $5.0 million unsecured subordinated promissory note due February 8, 2009. This transaction did not include the Agrilink Foods' retail branded canned vegetables, Veg-All and Freshlike. No significant gain or loss was recognized on this transaction.

On December 17, 1999, Agrilink Foods completed the sale of its Cambria, Wisconsin processing facility to Del Monte. The sale includes an agreement for Del Monte to produce a portion of Agrilink Foods product needs during the 2000 packing season. Agrilink Foods received proceeds of approximately $10.5 million which were applied to bank loans. A gain of approximately $2.3 million was recognized on this transaction.

NOTE 4.       AGREEMENTS WITH AGRILINK FOODS AND AGRIFROZEN

Agrilink Foods: The contractual relationship between Pro-Fac and Agrilink Foods is defined in the Pro-Fac Marketing and Facilitation Agreement (the "Pro-Fac Marketing Agreement"). Under the Pro-Fac Marketing Agreement, Agrilink Foods pays Pro-Fac the commercial market value ("CMV") for all crops supplied by Pro-Fac. CMV is defined as the weighted average price paid by other commercial processors for similar crops sold under preseason contracts and in the open market in the same or competing market area. Although CMV is intended to be no more than the fair market value of the crops purchased by Agrilink Foods, it may be more or less than the price Agrilink Foods would pay in the open market in the absence of the Pro-Fac Marketing Agreement.

Under the Pro-Fac Marketing Agreement, Agrilink Foods is required to have on its board of directors individuals who are neither members of nor affiliated with Pro-Fac ("Disinterested Directors"). The number of Disinterested Directors must at least equal the number of directors who are members of Pro-Fac's board of directors. The volume and type of crops to be purchased by Agrilink Foods from Pro-Fac under the Pro-Fac Marketing Agreement are determined pursuant to its annual profit plan, which requires the approval of a majority of the
Disinterested Directors of Agrilink Foods. In addition, in any year in which Agrilink Foods has earnings on products which were processed from crops supplied by Pro-Fac ("Pro-Fac Products"), Agrilink Foods pays to Pro-Fac, as additional patronage income, up to 90 percent of such earnings, but in no case more than 50 percent of all pretax earnings (before dividing with Pro-Fac) of Agrilink Foods. In years in which Agrilink Foods has losses on Pro-Fac Products, Agrilink Foods reduces the CMV it would otherwise pay to Pro-Fac by up to 90 percent of such losses, but in no case by more than 50 percent of all pretax losses (before dividing with Pro-Fac) of Agrilink Foods. Additional patronage income is paid to Pro-Fac for services provided to Agrilink Foods, including the provision of a long term, stable crop supply, favorable payment terms for crops and the sharing of risks in losses of certain operations of the business. Earnings and losses are determined at the end of the fiscal year, but are accrued on an estimated basis during the year. Under the Pro-Fac Marketing Agreement, Pro-Fac is required to reinvest at least 70 percent of the additional patronage income in Agrilink Foods.

Amounts received by Class A members of Pro-Fac from Agrilink Foods for the six months ended December 23, 2000 and December 25, 1999 include: commercial market value of crops delivered $66.9 million and $67.2 million, respectively; and additional proceeds from profit sharing provisions of, $6.3 million and $10.3 million, respectively.

AgriFrozen: The contractual relationship between Pro-Fac and AgriFrozen is defined in a marketing and facilitation agreement between Pro-Fac and AgriFrozen (the "AgriFrozen Marketing Agreement"). Under this agreement, AgriFrozen purchases raw products from Pro-Fac and processes and markets the finished products. AgriFrozen will pay Pro-Fac CMV for the crops supplied by Pro-Fac. In addition, in any year in which AgriFrozen has earnings, AgriFrozen will distribute such earnings to Class B members of Pro-Fac. However, in the event AgriFrozen experiences any losses, AgriFrozen will deduct the losses from the total CMV payable. If there are earnings, the agreement permits AgriFrozen to pay 20 percent in cash and retain 80 percent of its earnings on Pro-Fac products as working capital. Earnings and losses are determined at the end of the fiscal year, but are accrued on an estimated basis during the year.

Under the AgriFrozen Marketing Agreement, the board of directors of AgriFrozen is required to consist of: (i) at least three and as many as five directors who are individuals who currently serve as directors of Pro-Fac and who are chosen by Pro-Fac's board of directors; (ii) one director who is nominated by the president of Agrilink Foods from among Agrilink Foods' management employees; and
(iii)  any  number  of  Disinterested  Directors  who  are  to be  elected  from individuals suggested by the president of Agrilink Foods. Disinterested Directors are persons who are neither employees, shareholders, nor otherwise affiliated with Pro-Fac or AgriFrozen, but may include a Disinterested Director of Agrilink Foods. The current composition of the board meets these requirements and includes two Class B members.

Amounts received by Class B members of Pro-Fac from AgriFrozen for the six months ended December 23, 2000 and December 25, 1999 for the commercial market value of crops delivered was $9.4 million and $13.9 million, respectively. Due to the current operating losses of AgriFrozen, it is anticipated that there will be no additional earnings to distribute to Class B members of Pro-Fac for fiscal 2001. See further discussion at NOTE 3 to the "Notes to Consolidated Financial Statements."

NOTE 5.       INVENTORIES

The major classes of inventories are as follows:

(Dollars in Thousands)

                            December 23,         June 24,        December 25,
                                2000               2000              1999
                            ------------       ----------        ------------

Finished goods               $  387,070        $  290,195          $ 404,893
Raw materials and supplies       32,268            51,736             32,857
                             ----------        ----------          ---------
                             $  419,338        $  341,931          $ 437,750
                             ==========        ==========          =========

NOTE 6.       DEBT

Summary of Long-Term Debt:
(Dollars in Thousands)                                          December 23, 2000                  June 24,         December 25,
                                                  --------------------------------------------
                                                  Agrilink Foods   AgriFrozen          Total         2000               1999
                                                  ---------------- -------------    ----------   -----------       --------------
Term Loan Facility                                  $  419,700       $ 30,000       $  449,700    $  458,300         $  467,700
Senior Subordinated Notes                              200,015              0          200,015       200,015            200,015
Subordinated Promissory Note (net of discount)          27,682          4,769           32,451        30,637             28,989
Other                                                    6,503         48,000           54,503         6,836              6,901
                                                    ----------       --------       ----------    ----------         ----------
Total debt                                             653,900         82,769          736,669       695,788            703,605
Less current portion                                   (16,596)       (82,769)         (99,365)      (16,583)           (16,580)
                                                    ----------       --------       ----------    ----------         ----------
Total long-term debt                                $  637,304       $      0       $  637,304    $  679,205         $  687,025
                                                    ==========       ========       ==========    ==========         ==========

Amendments to Agrilink Foods' Term Loan Facility: The Agrilink Foods' term loan facility contains customary covenants and restrictions on Agrilink Foods' and the Cooperative's ability to engage in certain activities, including, but not limited to: (i) limitations on the incurrence of indebtedness and liens, (ii) limitations on sale-leaseback transactions, consolidations, mergers, sale of assets, transactions with affiliates and investments and (iii) covenants which require Pro-Fac to maintain a minimum level of consolidated EBITDA, a minimum consolidated interest coverage ratio, a minimum consolidated fixed charge coverage ratio, a maximum consolidated leverage ratio, and a minimum level of consolidated net worth. Under the Credit Agreement, the assets, liabilities, and results of operations of AgriFrozen, a subsidiary of Pro-Fac, are not consolidated with Pro-Fac for purposes of determining debt covenant compliance.

During the first quarter of fiscal 2001, Agrilink Foods negotiated an amendment to the covenants outlined under the credit facility. In consideration for this amendment, Agrilink Foods incurred a fee of approximately $1.7 million. This fee is being amortized over the life of the credit facility. Pursuant to the amendment, the interest rates were modified and the credit facility currently bears interest, at Agrilink Foods' option, at the Administrative Agent's alternate base rate or the London Interbank Offered Rate ("LIBOR") plus, in each case, applicable margins of: (i) in the case of alternate base rate loans, (x)
1.25 percent for loans under the Revolving Credit Facility and the Term A Facility, (y) 3.00 percent for loans under the Term B Facility and (z) 3.25 percent for loans under the Term C Facility and (ii) in the case of LIBOR loans,
(x) 3.00 percent for loans under the Revolving Credit Facility and the Term A Facility, (y) 4.00 percent for loans under the Term B Facility and (z) 4.25 percent for loans under the Term C Facility. The Administrative Agent's "alternate base rate" is defined as the greater of: (i) the prime commercial rate as announced by the Administrative Agent or (ii) the Federal Funds rate plus 0.50 percent. Pro-Fac and Agrilink Foods are in compliance with all covenants, restrictions, and requirements under the terms of the credit facility as amended.

Agrilink Foods' Subordinated Promissory Note: As partial consideration for the Dean Foods Vegetable Company acquisition, Agrilink Foods issued to Dean Foods a Subordinated Promissory Note for $30 million aggregate principal amount due November 22, 2008. Interest on the Subordinated Promissory Note is accrued quarterly in arrears commencing December 31, 1998, at a rate per annum of 5 percent until November 22, 2003, and at a rate of 10 percent thereafter. As the rates on the Note are below market value, Agrilink Foods has imputed the appropriate discount utilizing an effective interest rate of 11-7/8 percent. Interest accruing through November 22, 2003 is required to be paid in kind through the issuance by Agrilink Foods of additional subordinated promissory notes identical to the Subordinated Promissory Note. Interest accruing after November 22, 2003 is payable in cash. The Subordinated Promissory Note may be prepaid at Agrilink Foods' option without premium or penalty.

The Subordinated Promissory Note is expressly subordinate to its Senior Subordinated Notes and the credit facility and contains no financial covenants. The Subordinated Promissory Note is guaranteed by Pro-Fac.

On December 1, 2000, Dean Foods sold the Subordinated Promissory Note to Great Lakes Kraut Company, LLC, a joint venture between Agrilink Foods and Flanagan Brothers, Inc. This sale did not affect the terms of the note.

Credit Agreement and Subordinated Note Agreement of AgriFrozen: Under AgriFrozen's Credit Facility, AgriFrozen is able, under certain conditions, to borrow up to $50.0 million for seasonal working capital purposes under the AgriFrozen Revolving Credit Facility. As of December 23, 2000, (i) cash borrowings outstanding under the AgriFrozen Revolving Credit Facility were $48.0 million, and (ii) additional availability under the AgriFrozen Revolving Credit Facility, after taking into account the amount of borrowings, was $2.0 million. The AgriFrozen Revolving Credit Facility requires that AgriFrozen meet certain financial tests and ratios and comply with certain restrictions and limitations.

As reported in our Form 10-Q for the fiscal quarter ended September 23, 2000, AgriFrozen's lender had previously verbally agreed to forbear from enforcing rights or exercising remedies in respect of existing noncompliance with certain financial tests and ratios and existing noncompliance with certain restrictions and limitations. Subsequent to December 23, 2000, and as previously highlighted in NOTE 3 to the "Notes to Consolidated Financial Statements," AgriFrozen's lender has indicated it will not continue to fund AgriFrozen's operations indefinitely.

AgriFrozen's obligations are not guaranteed by Pro-Fac or Agrilink Foods and are expressly nonrecourse as to Pro-Fac and Agrilink Foods. In addition, neither Pro-Fac nor Agrilink Foods pledged any of their respective properties as security for AgriFrozen's indebtedness. As such, these current circumstances of AgriFrozen's debt and liquidity are not expected to have a material effect on the business of Pro-Fac or Agrilink Foods.

NOTE 7:       OPERATING SEGMENTS

The Cooperative is organized by product line for management reporting with operating income being the primary measure of segment profitability. Accordingly, no items below operating earnings are allocated to segments. The Cooperative's four primary operating segments are as follows: vegetables, fruits, snacks, and canned meals.

The vegetable product line consists of canned and frozen vegetables, chili beans, and various other products. Branded products within the vegetable category include Birds Eye, Birds Eye Voila!, Freshlike, Veg-All, McKenzies, and Brooks Chili Beans. The fruit product line consists of canned and frozen fruits including fruit fillings and toppings. Branded products within the fruit category include Comstock and Wilderness. The snack product line consists of potato chips, popcorn and other corn-based snack items. Branded products within the snacks category include Tim's Cascade Chips, Snyder of Berlin, Husman, La Restaurante, Erin's, Beehive, Pops-Rite, and Super Pop. The canned meal product line includes canned meat products such as chilies, stew, soups, and various other ready-to-eat prepared meals. Branded products within the canned meal category include Nalley. Other product lines primarily represent salad dressings. Branded products within the "other" category include Bernstein's and Nalley.

The following table illustrates the Cooperative's operating segment information:

(Dollars in Millions)
                                                                        Three Months Ended              Six Months Ended
                                                                  ------------------------------    -----------------------------
                                                                  December 23,      December 25,    December 23,      December 25,
                                                                      2000              1999            2000              1999
                                                                  ------------      ------------    ------------      ------------
Net Sales:
   Vegetables                                                        $  265.2         $   236.4        $  472.9         $   408.7
   Fruits                                                                45.2              45.6            70.7              68.9
   Snacks                                                                23.3              22.0            46.7              43.4
   Canned Meals                                                          17.8              18.4            33.5              35.0
   Other                                                                 11.0              13.2            23.7              27.9
                                                                     --------         ---------        --------         ---------
     Continuing segments                                                362.5             335.6           647.5             583.9
   Businesses sold or to be closed1                                      12.1              38.4            29.6              86.3
                                                                     --------         ---------        --------         ---------
       Total                                                         $  374.6         $   374.0        $  677.1         $   670.2
                                                                     ========         =========        ========         =========

Operating income:
   Vegetables2                                                       $   21.1         $    26.5        $   31.6         $    39.9
   Fruits                                                                 7.2               6.3            11.0               9.6
   Snacks                                                                 1.9               1.4             3.6               2.9
   Canned Meals                                                           2.2               2.6             4.7               4.5
   Other                                                                  0.4               0.6             1.2               1.5
                                                                     --------         ---------        --------         ---------
     Continuing segments                                                 32.8              37.4            52.1              58.4
   Businesses sold or to be closed1                                       2.2               1.2             4.5               2.3
                                                                     --------         ---------        --------         ---------
       Total                                                             35.0              38.6            56.6              60.7
Gain on sale of assets                                                    0.0               2.3             0.0               2.3
                                                                     --------         ---------        --------         ---------
Total consolidated operating income                                      35.0              40.9            56.6              63.0
Interest expense                                                        (22.4)            (21.8)          (44.0)            (42.5)
                                                                     --------         ---------        --------         ---------
Income before taxes, dividends, and allocation of net proceeds       $   12.6         $    19.1        $   12.6         $    20.5
                                                                     ========         =========        ========         =========

1 Includes the private label canned vegetable business and pickle business sold in fiscal 2000, and the activity of AgriFrozen facilities due to the recent announcement regarding the closing of this operation. See NOTES 3 and 4 to the "Notes to Consolidated Financial Statements."

2 The vegetable product line includes earnings derived from Agrilink Foods' investment in Great Lakes Kraut Company of $0.9 million and $1.2 million for the three months ended December 23, 2000 and December 25, 1999, respectively, and $1.2 million and $1.7 million for the six months ended December 23, 2000 and December 25, 1999, respectively.

NOTE 8.       SUBSIDIARY GUARANTORS

Kennedy Endeavors, Incorporated and Linden Oaks Corporation wholly-owned subsidiaries of Agrilink Foods ("Subsidiary Guarantors"), and Pro-Fac, have jointly and severally, fully and unconditionally guaranteed, on a senior subordinated basis, the obligations of Agrilink Foods with respect to Agrilink Foods' 11-7/8 percent Senior Subordinated Notes due 2008 ("the Notes") and the Credit Facility. The covenants in the Notes and the Credit Facility do not restrict the ability of the Subsidiary Guarantors to make cash distributions to Agrilink Foods.

Separate financial statements and other disclosures concerning the Subsidiary Guarantors are not presented because management has determined that such financial statements and other disclosures are not material. Accordingly, set forth below is certain summarized financial information derived from unaudited historical financial information for the Subsidiary Guarantors, on a combined basis.

(Dollars in Millions)
                                                    Three Months Ended      Six Months Ended
                                            ----------------------------------------------------------------
                                            December 23,      December 25,    December 23,      December 25,
                                                2000              1999            2000              1999
                                            ------------      ------------    ------------      ------------
Summarized Statement of Operations:
   Net sales                                    $  22.4          $   20.9        $  41.4          $  39.2
   Gross profit                                    18.5              17.4           33.3             31.8
   Income from continuing operations               19.8              17.6           35.5             31.7
   Net income                                      12.9              11.4           23.1             20.6

Summarized Balance Sheet:
   Current assets                               $   3.5          $    2.9
   Noncurrent assets                              207.9             214.3
   Current liabilities                              9.3               7.7

NOTE 9.       OTHER MATTERS

Restructuring: During the third quarter of fiscal 1999, Agrilink Foods completed a corporate-wide restructuring program. The overall objectives of the plan were to reduce expenses, improve productivity, and streamline operations. The total restructuring charge amounted to $5.0 million and was primarily comprised of employee termination benefits. Efforts have focused on the consolidation of operating functions and the elimination of approximately five percent of the work force. Reductions in personnel include operational and administrative positions and have improved annual earnings by approximately $8.0 million. Of this charge, $4.8 million has been liquidated to date, and the remaining termination benefits are anticipated to be liquidated during fiscal 2001.

Dividends: Subsequent to quarter end, the Cooperative declared a cash dividend of $0.43 per share on the Class A Cumulative Preferred Stock. These dividends approximate $1.9 million and were paid on January 31, 2001.